Ensysce Biosciences, Inc.

7946 Ivanhoe Avenue, Suite 201

La Jolla, California 92037

April 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Tyler Howes, Esq.

Re:	Ensysce Biosciences, Inc.

Registration Statement on Form S-3

SEC File No. 333-286580

Filed April 16, 2025

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Ensysce Biosciences, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-286580) (the “Registration Statement”) be accelerated to 4:00 PM, Eastern Time, on April 24, 2025, or as soon thereafter as is practicable, or at such other time thereafter as our counsel, Troutman Pepper Locke LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Troutman Pepper Locke LLP, by calling Eric D. Kline at (412) 454-5046 or Gregory Rubis at (609) 951-4105.

Please direct any questions or comments concerning this request to Eric Kline or Gregory Rubis.

ENSYSCE BIOSCIENCES, Inc.

By:	/s/ Lynn Kirkpatrick
Name:	Dr. Lynn Kirkpatrick
Title:	President and Chief Executive Officer

cc:	Eric D. Kline, Troutman Pepper Locke LLP
Gregory Rubis, Troutman Pepper Locke LLP